Contact

www.linkedin.com/in/heng-xie-65526335 (LinkedIn)

Certifications

Educational Commission for Foreign Medical Graduates (ECFMG) Certification.

Heng Xie

Vice President & CMO, and Board Member
Gaithersburg, Maryland, United States

Summary

An interdisciplinary-trained physician scientist with the Educational Commission for Foreign Medical Graduates (ECFMG) certification.
A results-driven, Supervisory Medical Officer with the excellent leadership ability/skills trained by US Brooking Institution's Executive Leadership Training Program.
More than 25 years of academic and industry innovative drug development experience in phase 0-3 clinical trials at the US National Cancer Institute (NCI), the National Center for Advancing Translational Sciences (NCATS), National Institutes Health (NIH), and China Salubris & Beijing Biostar pharmaceuticals respectively.
Served as a regular member of Data Safety Monitor Committee for the SWOG and ECOG-ACRIN supported clinical trials in USA.
Published numerous NCI/NIH research and clinical trials' research funding guides and peer-reviewed articles with journal editorial board experience.
Received many outstanding NCI/NIH national achievement awards.

Experience

Beijing Biostar Pharmaceuticals

Vice President & CMO, and Board Member
February 2022 - Present (3 years 8 months)
Beijing, China & USA

Interdisciplinary knowledge in medicine, molecular pathology, epidemiology and biostatistics; over more than two decades of clinical development experience from Phase I to Phase III trials in both academic and industrial setting; in charge of Biostar's global clinical studies, medical affairs, business development and sales.
A former Senior Medical Officer in the Division of Cancer Prevention (DCP) at the National Cancer Institute (NCI), NIH; managed the SWOG (the Southwest Oncology Group) Research Base program and the ECOG-ACRIN (the Eastern Cooperative Oncology Group and the American College of Radiology Imaging Network) cooperative group's Cancer Research Base program.

Served as a member of DSMB/DSMC, and chaired DCP's Clinical Trial Protocol Review Committee where he reviewed & approved clinical trial protocols. In addition, served a former Supervisory Medical Officer of NCATS (National Center for Advancing Translational Sciences), NIH, managing Clinical Translational Science Awards program across 60 translational science centers in the US; led and completed 13 US national research projects and received many outstanding merit-based achievement awards at both NCI and NIH.

Shenzhen Salubris Pharmaceuticals Co.,LTD
Chief Medical Officer
January 2017 - July 2021 (4 years 7 months)
Beijing and Shen Zhen, PRC

Heng Xie is the Chief Medical Officer at Shenzhen Salubris Pharmaceuticals Co., Ltd. and a senior adviser to the Mayo Clinic Cancer Center, China National Cancer Center, China National Center of Biomedical Analysis, China Health Promotion Foundation and the national editorial committee for Chinese dictionary of oncology. In addition, Dr. Xie is a member of the editorial board of "Cancer Biomarkers"and "Translational Cancer Research".

National Cancer Institute (NCI)
Senior Medical Officer & Program Director
June 1998 - January 2017 (18 years 8 months)
Maryland, U.S.A.

1. Oversee the NCI Community Oncology Research Program's (NCORP) clinical trials and correlative research projects – a $260 million clinical infrastructure research program.
2. Chair Cancer Prevention and Control Concept Review Committee and review clinical trial concepts, protocols and correlative or biomarker studies.
3. Review, approve or disapprove trial concepts and protocols developed by principal investigators and applicants.
4. Oversee SWOG's (the Southwest Oncology Group) Research Base program. SWOG is a network of more than 4,000 physicians who work in a variety of medical settings and has a strong interest in bringing innovative cancer treatments to their patients. SWOG trials are conducted by investigators at more than 650 institutions, including 24 of the National Cancer Institute's designated cancer centers).
5. Oversee the ECOG-ACRIN cooperative group's Cancer Research Base program. The merger of the Eastern Cooperative Oncology Group (ECOG)

and the American College of Radiology Imaging Network (ACRIN) formed the ECOG-ACRIN, which is the hub for designing and conducting groundbreaking translational and clinical research.

6. Serve as a regular member of Data Safety Monitor Committee for the SWOG and ECOG-ACRIN's trials.

7. Serve as a member of trans-NIH oncological drug toxicity task force to address chemotherapy related cardio toxicities and chemotherapy-induced peripheral neuropathy (CIPN) toxicities.

8. Serve as a DCP's representative to the NCI Health Disparity Working Group.

9. Serve as Scientific Adviser for China Cancer Screening Trial Feasibility Study using helical CT screening for lung cancer to confirm the main result derived from the US National Lung Screening Trial (NLST), that annual screening with helical CT reduces lung cancer mortality.

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Education

The Johns Hopkins University
Master's Degree, Epidemiology, Biostatistics, Clinical Trials, Regulatory Policy, Health Policy and Management · (1999)

University of Alabama at Birmingham
Doctor of Philosophy (Ph.D.), Molecular and Cellular Pathology · (1997)